Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus New York Tax Exempt Bond Fund adopted a fundamental policy to invest at least 80% of the Fund's net assets in debt securities that provide income exempt from federal and New York personal income taxes.